Exhibit (h)(99)

ASPEN PARTNERS, LTD.
9 East Franklin Street
Richmond, Virginia 23219

December 14, 2016

Mr. Edmund J. Burke
Chairman
Financial Investors Trust
1290 Broadway, Suite 1100
Denver, CO 80203

Re:	Aspen Portfolio Strategy Fund (the “Fund”), a Series of Financial Investors Trust (the “Trust”)

Dear Mr. Burke:

This letter confirms the agreement of Aspen Partners, Ltd. (the “Adviser”) with the Trust to contractually waive a portion of the Management Fee (as defined in the Prospectus for the Fund) that it is entitled to receive from the Fund, all in accordance with the terms and conditions hereof.

With respect to the Fund’s Class A and Class I shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, shareholder services fees, acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses), exceed 1.95% of the average daily net assets of the Fund’s Class A shares and 1.55% of the average daily net assets of the Fund’s Class I shares for a particular month, annualized, the Adviser will reduce the Management Fees and/or Other Expenses otherwise payable to the Adviser with respect to the Fund for such month, annualized, by an amount equal to such excess, and/or the Adviser shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

In addition, with respect to the Fund’s Class A and Class I shares, and with reference to that certain Investment Advisory Agreement (the “Subsidiary Agreement”) between the Adviser and Aspen Portfolio Strategy Fund Ltd., a Cayman Islands exempted company (the “Subsidiary”), the Adviser hereby agrees to contractually waive a portion of its Management Fee (as defined in the Prospectus for the Fund) in an amount equal to the amount of management fees paid by the Subsidiary to the Adviser over a given period pursuant to the Subsidiary Agreement.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of the date of this letter and shall continue at least through August 31, 2018.

The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has reimbursed through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement.  Notwithstanding the foregoing, the Fund will not be obligated to pay any such fees and expenses more than three years after the date of the waiver or reimbursement.  In addition, if the Adviser ceases to serve as investment adviser to the Fund as a consequence of (i) a fund reorganization in which the Fund is not the surviving entity or (ii) the hiring of a new investment adviser who is not an affiliate of the Adviser, the Fund will cease to be obligated to pay to Adviser any such outstanding reimbursable fees and expenses, effective upon the effective date of such event.

[signature page follows]

ASPEN PARTNERS, LTD.

By:	/s/ Brian Broadway
Name:	Brian Broadway
Title:	COO

Acknowledged and accepted by:

FINANCIAL INVESTORS TRUST

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

Fee Waiver and Expense Reimbursement Agreement
Aspen Partners, Ltd. – Financial Investors Trust